CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months	Three months
		ended	ended
		March 31,	March 31,
	Note	2013	2012
			Note 3a)ii

Metal revenues	11	$45,889	$35,688

Cost of sales (including depreciation and depletion)	4	23,552	17,804

Gross profit		22,337	17,884

Corporate and administrative expenses	4	3,084	4,841

Profit from operations		19,253	13,043

Other (expense) income, net		(10)	66
Finance expense	4	(474)	(756)
Foreign exchange gain (loss)		468	(569)
Profit before income tax		19,237	11,784

Income tax expense
Current income tax		2,108	5,811
Deferred income tax		2,838	350
		4,946	6,161

Earnings and total comprehensive income
for the period		$14,291	$5,623

Weighted average shares outstanding:
Basic	10	144,084,045	141,449,753
Diluted	10	145,646,380	144,027,250

Earnings per share:
Basic	10	$0.10	$0.04
Diluted	10	$0.10	$0.04

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months	Three months
		ended	ended
		March 31,	March 31,
	Note	2013	2012
			Note 3a)ii
OPERATING ACTIVITIES
Profit before income tax		$19,237	$11,784
Items not affecting cash:
Depletion and depreciation	4	3,047	2,219
Finance expense	4	474	756
Share-based payments	9b)	395	2,391
Unrealized foreign exchange (gain) loss		(123)	569
Property payment		-	395
Changes in non-cash working capital items:
Trade and other receivables		(4,817)	1,054
Inventories		(2,309)	(3,112)
Advances and prepaid expenses		456	19
Trade payables and accrued liabilities		5,464	(2,944)
Cash flows provided by operating activities		21,824	13,131

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(18,822)	(5,759)
Cash flows used in investing activities		(18,822)	(5,759)

FINANCING ACTIVITIES
Interest paid		(352)	(538)
Issuance of shares on exercise of share options and warrants		-	1,583
Cash flows (used in) provided by financing activities		(352)	1,045

Effects of exchange rate changes on the balance of cash held in foreign currencies		14	150

Increase in cash		2,664	8,567
Cash, beginning of period		24,188	9,865
Cash, end of period		$26,852	$18,432

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		March 31,	December 31,		January 1,
	Note	2013	2012		2012
			Note 3a	)ii	Note 3a)ii
ASSETS
Current
Cash		$26,852	$24,188		$9,865
Trade and other receivables	5	11,143	10,570		8,254
Inventories	6	34,811	32,384		29,183
Advances and prepaid expenses		2,530	2,986		2,760
Total current assets		75,336	70,128		50,062

Mineral properties, plant and equipment, exploration and evaluation	7	152,605	137,147		105,693
Non-current unprocessed ore stockpile	6	11,134	10,372		4,481
Total assets		$239,075	$217,647		$160,236

LIABILITIES
Current
Trade payables and accrued liabilities	8	$20,696	$16,509		$15,884
Vendor loan		1,725	1,725		1,725
Loan facility		17,391	17,641		17,246
Total current liabilities		39,812	35,875		34,855

Deferred tax liabilities		32,417	29,579		21,996
Provision for site reclamation and closure		2,878	2,869		2,065
Other provisions		1,222	1,264		1,138
Total liabilities		76,329	69,587		60,054

EQUITY
Issued capital	9	89,419	89,419		82,630
Share-based payment reserve		12,922	12,527		9,169
Retained earnings		60,405	46,114		8,382
Total equity		162,746	148,060		100,181
Total liabilities and equity		$239,075	$217,647		$160,235

Approved by the Directors

“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

			Share-
	Number of		based
	common	Issued	payment	Retained	Total
	shares	capital	reserve	earnings	equity
Balance at January 1, 2013	144,084,045	$89,419	$12,527	$46,114	$148,060
Earnings and total comprehensive income for the period	-	-	-	14,291	14,291
Share-based payments	-	-	395	-	395
Balance at March 31, 2013	144,084,045	89,419	12,922	60,405	162,746

Balance at January 1, 2012	140,291,127	$82,630	$9,169	$8,382	$100,181
Earnings and total comprehensive income for the period	-	-	-	5,623	5,623
Share-based payments	-	-	2,391	-	2,391
Issue of shares on exercise of share options	1,440,000	1,584	-	-	1,584
Reclassification of grant date fair value on exercise of share options	-	1,163	(1,163)	-	-
Balance at March 31, 2012	141,731,127	$85,377	$10,397	$14,005	$109,779

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Account Standard 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements (“consolidated financial statements”) for the year ended December 31, 2012.

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the most recent consolidated financial statements for the year ended December 31, 2012 with the exception of a new IFRS accounting policy applied for deferred stripping which was effective January 1, 2013. The impact of the application of this new policy is disclosed in note 3a)ii.

These interim financial statements were approved by the Board of Directors and authorized for issue on May 7, 2013.

b)	Judgements

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2012. The Company’s interim results are not necessarily indicative of its results for a full year.

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and the subsidiaries. All amounts are presented in United States (“US”) dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ and MXP are to Canadian dollars and Mexican pesos, respectively. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	CHANGES IN ACCOUNTING STANDARDS

The Company has applied the following new and revised IFRS standards in these interim financial statements and has restated the 2012 comparative periods accordingly in note 3a)ii.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

a)	Application of new and revised accounting standards effective January 1, 2013

i.	New and revised standards adopted with no material impact on the Company’s interim financial statements

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the interim financial statements upon adoption:

-IFRS 7 – Financial Instrument Disclosures;
-IFRS 10 – Consolidated Financial Statements;
-IFRS 11 – Joint Arrangements;
-IFRS 12 – Disclosure of Interests in Other Entities;
-IFRS 13 – Fair Value Measurement;
-IAS 1 – Presentation of Financial Statements;
-IAS 19 – Employee Benefits;
-IAS 27 – Consolidated and Separate Financial Statements;
-IAS 28 – Investments in Associates and Joint Ventures; and
-IAS 34 – Interim Financial Reporting.

ii.	New and revised standards adopted with material impact on the Company’s interim financial statements

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 includes guidance on transition for pre-existing stripping assets.

The Company has determined that the impact of the above standard is material to its interim financial statements due to changes to significant estimates and assumptions concerning componentization, capitalization, and depletion, as well as the elimination of pre-existing stripping assets that no longer existed at the start of the comparative period.

The adoption of the standard had the following impact on the consolidated statement of financial position at January 1, 2012 and at December 31, 2012:

	At January 1, 2012			At December 31, 2012
	As			As
	Previously	IFRIC 20	Adjusted	Previously	IFRIC 20	Adjusted
	Reported	Adjustment	Balance	Reported	Adjustment	Balance
Inventories	$29,183	$-	$29,183	$32,876	$(492)	$32,384
Mineral properties, plant and equipment, exploration and evaluation (1)	$ 107,677	$ (1,985)	$ 105,692	$ 136,312	$ 835	$ 137,147
Total assets	162,220	(1,985)	160,235	217,304	343	217,647
Deferred income tax	$ 22,562	$ (566)	$ 21,996	$ 29,481	$ 98	$ 29,579
Retained earnings	$9,801	$(1,419)	$8,382	$45,869	$245	$46,114

(1)

The impact of IFRIC 20 applies to the deferred stripping balance previously disclosed of $25,168 (January 1, 2012 - $21,268). The adjustment shown is the change to the deferred stripping balance, net of accumulated depreciation.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

The adoption of the standard had the following impact on the consolidated statement of earnings and total comprehensive income for the year ended December 31, 2012 and three months ended March 31, 2012:

	Year ended			Three months ended
	December 31, 2012			March 31, 2012
	As			As
	Previously	IFRIC 20	Adjusted	Previously	IFRIC 20	Adjusted
	Reported	Adjustment	Balance	Reported	Adjustment	Balance
Cost of sales (1)	$79,579	$(2,328)	$77,251	$18,164	$(360)	$17,804
Profit before income tax	$ 57,139	$ 2,328	$ 59,467	$ 11,424	$ 360	$ 11,784
Deferred income tax	6,919	98	7,017	813	(463)	350
Earnings and total comprehensive income for the period	$ 36,068	$ 2,230	$ 38,298	$ 4,800	$ 823	$ 5,623

(1)

Cost of sales includes depreciation and depletion. The decrease of $2,328 for the year ended December 31, 2012 cost of sales includes a reduction of $3,783 to costs of contract mining and a $1,455 increase to depreciation and depletion. The decrease of $360 for the three months ended March 31, 2012 cost of sales includes a reduction of $532 to costs of contract mining and a $172 increase to depreciation and depletion.

The adoption of the standard had the following impact on the consolidated statement of cash flows for the three months ended March 31, 2012:

	Three months ended
	March 31, 2012
	As
	Previously	IFRIC 20	Adjusted
	Reported	Adjustment	Balance
Profit before income tax	$11,424	$360	$11,784
Depletion and depreciation	$2,047	$172	$2,219
Inventories	(3,880)	768	(3,112)
Cash provided by operating activities	$11,832	$1,299	$13,131
Cash used in investing activities	$(4,460)	$(1,299)	$(5,759)
Cash provided by financing activities	$1,045	$-	$1,045

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(In thousands of United States dollars, except where noted) - Unaudited

4.	EXPENSES

Cost of sales for the three months ended March 31, 2013 and three months ended March 31, 2012 are as follows:

		Three months	Three months
		ended	ended
		March 31,	March 31,
	Note	2013	2012
Costs of contract mining		$10,301	$9,109
Crushing and gold recovery costs		9,365	5,657
Mine site administration costs		1,719	1,326
Transport and refining		77	23
Net change in inventories		(957)	(530)
Production costs		20,505	15,585
Depreciation and depletion		3,047	2,219
Cost of sales (including depreciation and depletion)	3a)ii	$ 23,552	$ 17,804

Corporate and administrative expenses for the three months ended March 31, 2013 and three months ended March 31, 2012 are as follows:

		Three months	Three months
		ended	ended
		March 31,	March 31,
	Note	2013	2012
Salaries		$970	$611
Consulting and professional fees		357	646
Share-based payments	9b)	395	2,391
Property payment		-	395
Administrative and other		1,362	798
Corporate and administrative expenses		$3,084	$4,841

Finance expense for the three months ended March 31, 2013 and three months ended March 31, 2012 are as follows:

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2013	2012
Interest on loan facility	$352	$538
Accretion of loan facility	110	196
Accretion of provision for site reclamation and closure and other provisions	12	22
Finance expense	$474	$756

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(In thousands of United States dollars, except where noted) - Unaudited

5.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,	January 1,
	2013	2012	2012
Trade receivable	$534	$1,483	$1,652
VAT receivable	9,664	6,860	6,235
Other	945	2,227	367
	$11,143	$10,570	$8,254

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government; as a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds.

6.	INVENTORIES

	March 31,	December 31,	January 1,
Note	2013	2012	2012
Ore in process	$26,232	$24,169	$23,174
Finished metal inventory	-	213	-
Supplies	8,579	8,002	6,009
Unprocessed ore stockpile	11,134	10,372	4,481
	45,945	42,756	33,664
Less: non-current unprocessed
ore stockpile	(11,134)	(10,372)	(4,481)
3a)ii	$34,811	$32,384	$29,183

The costs of inventories recognized as an expense for the three months ended March 31, 2013 were $19,547 (March 31, 2012 - $14,760) and are included in cost of sales.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2013	3a)ii	$108,117	$52,744	$3,673	$164,534
Expenditures		12,773	6,040	573	19,386
At March 31, 2013		120,890	58,784	4,246	183,920
Accumulated depreciation and depletion
At January 1, 2013	3a)ii	16,648	10,739	-	27,387
Depreciation and depletion		2,341	1,587	-	3,928
At March 31, 2013		18,989	12,326	-	31,315
Carrying amount at March 31, 2013		$ 101,901	$ 46,458	$ 4,246	$ 152,605

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

				Exploration
		Mineral	Plant and	and
	Note	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2012	3a)ii	$83,164	$37,864	$2,364	$123,392
Expenditures		24,172	14,880	1,309	40,361
Change in reclamation obligation		781	-	-	781
At December 31, 2012		108,117	52,744	3,673	164,534
Accumulated depreciation and depletion
At January 1, 2012	3a)ii	10,256	7,444	-	17,700
Depreciation and depletion		6,392	3,295	-	9,687
At December 31, 2012		16,648	10,739	-	27,387
Carrying amount at January 1, 2012	3a)ii	72,908	30,420	2,364	105,692
Carrying amount at December 31, 2012	3a)ii	$ 91,469	$ 42,005	$ 3,673	$ 137,147

a)	Mineral properties

	March 31,	December 31,	January 1,
Note	2013	2012	2012
Depletable mineral property	$86,370	$77,830	$67,101
Non-depletable mineral properties	15,531	13,639	5,807
3a)ii	$101,901	$91,469	$72,908

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At March 31, 2013, mineral properties includes $29,842 (December 31, 2012 - $26,003; January 1, 2012 - $19,283) of deferred stripping costs.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, in the state of Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is under active exploration and development with a significant drill program in process, but is not yet in commercial production and is therefore considered non-depletable.

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,	January 1,
	2013	2012	2012
Trade payables	$18,187	$12,019	$11,632
Income taxes payable	561	2,640	3,932
Accrued liabilities	1,890	1,795	273
Other	58	55	47
	$20,696	$16,509	$15,884

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(In thousands of United States dollars, except where noted) - Unaudited

9.	EQUITY
a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and
•	Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At March 31, 2013, there were 144,084,045 issued and outstanding common shares (December 31, 2012 - 144,084,045).

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

There were no share option transactions during the period ended March 31, 2013. Share options outstanding and exercisable at March 31, 2013 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
1.00 - 2.53	4,950,000	1.96	2.56	4,875,000	1.96	2.53
2.54 - 2.75	4,000,000	2.61	3.94	3,575,000	2.59	3.88
	8,950,000	2.25	3.18	8,450,000	2.23	3.10

There were no share options exercised during the period ended March 31, 2013. The weighted average share price at the date of exercise for the 1,440,000 share options exercised during the three months ended March 31, 2012 was C$2.37. The fair value of share options recognized as an expense during the three months ended March 31, 2013 was $395 (three months ended March 31, 2012 - $2,391). There were no share options granted during the period ended March 31, 2013. During the three months ended March 31, 2012, the weighted average grant date fair value per option of the 3,500,000 share options granted was C$1.54.

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three months ended March 31, 2012:

Three months ended
March 31, 2012
Risk-free interest rate	1.09%
Expected life of options	3.3 years
Annualized volatility	77%
Forfeiture rate	0.15%
Dividend rate	0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the TSX. The expected forfeiture rate represents the expectation of forfeitures occurring within the vesting period.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(In thousands of United States dollars, except where noted) - Unaudited

10.	EARNINGS PER SHARE

	Three months ended March 31, 2013			Three months ended March 31, 2012
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$14,291	144,084,045	$0.10	$5,623	141,449,753	$0.04
Effect of dilutive securities: Share options	-	1,562,335	-	-	2,577,497	-
Diluted EPS	$14,291	145,646,380	$0.10	$5,623	144,027,250	$0.04

Total stock options outstanding during the three months ended March 31, 2013 were 8,950,000 (three months ended March 31, 2012 - 10,910,000) of which 625,000 were considered anti-dilutive (three months ended March 31, 2012 -100,000) because the underlying exercise prices exceeded the average market price of the underlying common shares C$2.73 (March 31, 2012 - C$2.54) .

11.	SEGMENTED INFORMATION

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At March 31, 2013, all of the Company’s operating and capital assets are located in Mexico except for $1,715 (December 31, 2012 - $2,296) of cash and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three months ended March 31, 2013, the Company had sales agreements with two major customers based in the United States which constitute 99% of metal revenues; 97% to customer A and 2% to customer B (three months ended March 31, 2012 - 100% of metal revenues; 96% to customer A and 4% to customer B) with the remaining 1% of first quarter metal revenues from sales occurring in Mexico. However, due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s revenues from operations for the three months ended March 31, 2013 and March 31, 2012 are as follows:

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2013	2012
Gold	$45,519	$35,304
Silver	370	384
	$45,889	$35,688

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(In thousands of United States dollars, except where noted) - Unaudited

12.	FINANCIAL INSTRUMENTS

At March 31, 2013 and December 31, 2012, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The carrying values of cash, trade and other receivables, and trade payables and accrued liabilities approximate their fair value based on their short-term nature. The carrying value of the vendor loan approximates its fair value given its short-term nature. At March 31, 2013, the fair value of loan facility is C$17,662 ($17,391) as determined by discounting the future cash flows by a discount factor based on an interest rate of 10.72%, which reflects the Company’s effective interest rate on the loan.